Exhibit 11

INGREDION INCORPORATED (“Ingredion”)

Computation of Net Income

Per Share of Common Stock

(All figures are in thousands except per share data)	Three Months Ended June 30, 2013	Six Months Ended June 30, 2013
Average shares outstanding — Basic	77,640	77,534

Effect of dilutive securities:
Stock options and other	1,299	1,302
Average shares outstanding — Assuming dilution	78,939	78,836

Net income attributable to Ingredion	$95,063	$205,839

Net income per share of Ingredion:
Basic	$1.22	$2.65
Diluted	$1.20	$2.61